Filed pursuant to Rule 433

Registration Statement No. 333-234713

SVB FINANCIAL GROUP

$350,000,000

14,000,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

5.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A

Liquidation Preference $1,000 Per Share of Preferred Stock (equivalent to $25 Per Depositary Share)

Term Sheet

December 2, 2019

The following information relates only to SVB Financial Group’s offering (the “Offering”) of Depositary Shares, each representing a 1/40th interest in a share of its 5.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A and should be read together with the preliminary prospectus supplement dated December 2, 2019 relating to this Offering and the accompanying prospectus dated November 15, 2019 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	SVB Financial Group (the “Issuer”)

Security:	14,000,000 Depositary Shares (the “Depositary Shares”), Each Representing a 1/40th Interest in a Share of 5.250% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Series A Preferred Stock”)

Size:	$350,000,000 (14,000,000 Depositary Shares)

Over-allotment Option:	None

Expected Security Ratings*:	Baa2 / BB (Moody’s / S&P)

Trade Date:	December 2, 2019

Settlement Date:	December 9, 2019 (T + 5)**

Maturity:	Perpetual

Offering Price Per Depositary Share:	$25

Aggregate Offering Price:	$350,000,000

Liquidation Preference:	$1,000 per share of Series A Preferred Stock (equivalent to $25 per Depositary Share)

Dividend Rate (Non-Cumulative):	A fixed rate per annum equal to 5.250%

Dividend Payment Dates:	If declared, February 15, May 15, August 15, and November 15 of each year, commencing on February 15, 2020.

Optional Redemption:	The Series A Preferred Stock (and thus a proportionate number of Depositary Shares) may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after February 15, 2025 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share of Series A Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Underwriting Discount:	$0.375 per Depositary Share sold to institutional investors and $0.7875 per Depositary Share sold to retail investors.

Proceeds to Issuer (before expenses):	$341,067,348.50

Listing:	Application will be made to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “SIVBP.”

CUSIP/ISIN:	78486Q200 / US78486Q2003

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Manager:	Keefe, Bruyette & Woods, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Depositary Shares will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the Trade Date or the following two business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Depositary Shares who wish to trade the Depositary Shares on the Trade Date hereof should consult their own advisors.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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